Eaton Vance Management

Two International Place

Boston, MA 02110

(617) 482-8260

www.eatonvance.com

VIA EDGAR

September 5, 2018

Asen Parachkevov

Chad Eskildsen

Lisa Larkin

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Form N-14 for:

Eaton Vance California Municipal Bond Fund (the “California Acquiring Fund”) (1933 Act File No. 333-226302)

Eaton Vance Municipal Bond Fund (the “Municipal Bond Acquiring Fund”) (1933 Act File No. 333-226303)

Eaton Vance Municipal Income Trust (the “Municipal Income Acquiring Trust”) (1933 Act File No. 333-226327)

Eaton Vance New York Municipal Bond Fund (the “New York Acquiring Fund”) (1933 Act File No. 333-226306)

(each, a “Registrant” and collectively, the “Registrants”)

Dear Mr. Parachkevov, Mr. Eskildsen and Ms. Larkin:

This letter responds to comments you provided to the undersigned via telephone on August 15, August 16 and August 17, 2018, respectively, in connection with your review of the Registrants’ proxy statements/registration statements on Form N-14 (the “Registration Statements”) filed under the Securities Act of 1933, as amended, as follows:

Acquiring Fund (each an “Acquiring Fund” and collectively the “Acquiring Funds”)	Acquired Fund(s) (each an “Acquired Fund” collectively the “Acquired Funds” and together with the ‘Acquired Funds, the “Funds”)	Filing Date	Accession No.
California Acquiring Fund	Eaton Vance California Municipal Bond Fund II	7/23/18	0000940394-18-001380
Municipal Bond Acquiring Fund	Eaton Vance Massachusetts Municipal Bond Fund	7/23/18	0000940394-18-001381
	Eaton Vance Michigan Municipal Bond Fund	7/23/18	0000940394-18-001381
Municipal Income Acquiring Trust	Eaton Vance Michigan Municipal Income Trust	7/25/18	0000940394-18-001387
New York Acquiring Fund	Eaton Vance New York Municipal Bond Fund II	7/23/18	0000940394-18-001383

The Registration Statements were filed in connection with proposed reorganizations in which each Acquiring Fund will acquire the assets of the corresponding Acquired Fund(s) shown above, in exchange for shares of the Acquiring Fund and the assumption by the Acquiring Fund of the liabilities of the Acquired Fund (the “Reorganizations”). We have reproduced each comment below and immediately thereafter have provided the Registrant’s response. Responses apply to all Funds, as applicable, unless otherwise noted, and will be reflected in each Registrant’s first pre-effective amendment to its Registration Statement. Capitalized terms have the same meaning as defined in the Registration Statements unless otherwise noted.

Securities and Exchange Commission
September 5, 2018

Chief Counsel’s Office Comments from Mr. Parachkevov on August 15, 2018

1.	Please confirm that the mergers of the Acquired Funds into the Merger Subsidiaries and the Merger Subsidiaries into the Acquiring Funds will happen simultaneously.

Response: As disclosed on the first page of the Registration Statement, completion of the steps under the Plan for each Reorganization is expected to be substantially contemporaneous. A Merger Subsidiary must complete its role in the Reorganization before it can be merged into the corresponding Acquiring Fund.

2.	Please explain what each Acquiring Fund is receiving as a consideration for its issuance of shares and when the calculation of each Acquiring Fund’s share issuance will occur.

Response: Pursuant to Section 2.1 of the Plan, Acquiring Fund will receive the assets and the Assumed Liabilities of Acquired Fund as consideration for its issuance of shares. Initially, Acquiring Fund’s interest in the assets and Assumed Liabilities of Acquired Fund will be held indirectly through the Merger Subsidiary. The Merger Subsidiary will then distribute its assets to the Acquiring Fund and the Acquiring Fund will assume the liabilities of the Merger Subsidiary in complete liquidation of the Merger Subsidiary.

In accordance with Sections 2.3 and 3.2 of the Plan, the net asset value per share of the Acquiring Fund common share issuance and the net value of the assets of the Acquired Fund will be determined as of the Close of Trading on the NYSE on the Valuation Date, after the declaration and payment of any dividend on that date. Pursuant to Section 1.21 of the Plan, the Valuation Date is the day of the Closing Date.

3.	Please confirm that all IMTP will be redeemed before the mergers.

Response: Each Acquired Fund that currently has IMTP outstanding will redeem all IMTP either prior to or on the date of its Reorganization, such that no Acquired Fund IMTP will be outstanding immediately following a Reorganization.  If an Acquired Fund has IMTP outstanding immediately prior to its Reorganization, the IMTP will be redeemed by such Fund with proceeds funded by assets of the Acquiring Fund involved in the Reorganization, as described in the applicable Registration Statement.

The Funds respectfully submit that redeeming IMTP in this manner will have no appreciable adverse effect on shareholders of any Acquired Fund or Acquiring Fund involved.  Economically, there is no substantive difference between a redemption of IMTP by an Acquired Fund that is funded by assets of an Acquiring Fund at the time of a Reorganization and a redemption of IMTP by an Acquired Fund prior to a Reorganization.  The IMTP redemptions will be funded by cash on hand, cash from the sale of existing portfolio securities and/or cash from the establishment of residual interest bond trusts.  Whether the cash is produced within the Acquired Fund prior to the Reorganization or within the Acquiring Fund at the time of the Reorganization does not change the economic impact to shareholders of both Funds.  In each case, following completion of a Reorganization, the Acquiring Fund will have received the assets of the Acquired Fund, net of all liabilities (including senior securities) attributable to common shares, and will have issued common shares to former shareholders of the Acquired Fund with an aggregate net asset value equal to the net value of the assets so received.

The Funds can confirm, furthermore, that, regardless of whether the Acquired Fund or the Acquiring Fund provides the cash proceeds that are used to redeem the IMTP, there will be no appreciable “cash drag” on such Fund’s portfolio.  In either case, redemption proceeds would be provided out of cash that a Fund has on hand in the ordinary course of business, or would be generated through the sale of portfolio securities very shortly before funding the redemption of the IMTP.  Redeeming IMTP in conjunction with a Reorganization, therefore, would not have the effect of favoring Acquiring Fund shareholders over Acquired Fund shareholders or vice versa.

Securities and Exchange Commission
September 5, 2018

4.	Please confirm that the Merger Subsidiaries will comply with Rule 17-a-8 (i.e., that it will have a board, etc.).

Response: With regard to the required board determinations under Rule 17a-8 under the Investment Company Act of 1940 (the “1940 Act”), since the Merger Subsidiary involved in each Reorganization will be a wholly owned subsidiary of the applicable Acquiring Fund, and because the Acquiring Fund will be the sole managing member of the Merger Subsidiary, the existing Board of each Acquiring Fund is the relevant governing entity for each Merger Subsidiary and will make the required Rule 17a-8 determinations.  Each Merger Subsidiary will file a notice of registration as an investment company prior to the Reorganizations.

Accounting Comments from Mr. Eskildsen on August 16, 2018

5.    In “Effect on Fund Fees and Expenses” under “Proposal 1”, please add disclosure regarding the impact of the merger on net assets in each Registration Statement.

Response: This section will be revised to reflect estimated expenses following the mergers based on total net assets rather than total managed assets.

6.	Please confirm expenses are current as required by Form N-14 in each Registration Statement.

Response: The Registrants confirm that fees and expenses will be current as required by Item 3 of Form N-14. No material changes have occurred following the dates of the fee and expense information that will be presented in each Registration Statement.

7.    Please confirm that the Acquiring Fund is the accounting survivor in each Registration Statement.

Response: The Registrants confirm that each Acquiring Fund will be the accounting survivor of its Reorganization(s).

8.    For the California Acquiring Fund and New York Acquiring Fund filings, please add the following to the pro formas: (i) which fund is accounting survivor, (ii) the estimated cost of the reorganizations and which fund incurs it, (iii) disclosure regarding tax consequences (i.e., add amount of capital loss carry forwards and the limitation on the use of the capital loss carry forwards.).

Response: The requested disclosure will be added to the pro formas for the California Acquiring Fund and New York Acquiring Fund filings.

9.    For the Municipal Bond Acquiring Fund and Municipal Income Acquiring Trust filings, because there are no pro formas, please date the capitalization table within 30 days of the filing date.

Response: The requested changes will be made and updated data will be presented in each capitalization table.

10.	For the Municipal Bond Acquiring Fund and Municipal Income Acquiring Trust filings, please add disclosure regarding why there is no pro forma included in the filing.

Response: The following disclosure will be added after the last sentence of the “Capitalization” section of the Municipal Bond Acquiring Fund and Municipal Income Acquiring Trust’s Registration Statements:

Pro forma financial statements are not included because the net asset value of each Acquired Fund does not exceed ten percent of the Acquiring Fund’s net asset value as of August 15, 2018, which date is within thirty days prior to the effectiveness of this document.

Securities and Exchange Commission
September 5, 2018

11.	For the California Acquiring Fund filing, please provide the NAV in the pro forma column in the capitalization table.

Response: The requested change will be made.

12.	For the California Acquiring Fund filing, please delete the following sentence in the pro forma: “The monthly management fees that each Fund pays to EVM are shown in the following table, as annual percentages of each Fund’s average daily net assets.”

Response: The above referenced sentence will be deleted from the California Acquiring Fund filing.

13.	For the Municipal Income Acquiring Trust filing, footnote 4 of the fee table states: “The advisory fees payable by Acquired Fund and Acquiring Fund are computed at an annual rate of 0.60% and 0.765% of Acquired Fund’s and Acquiring Fund’s average weekly gross assets, respectively, and are payable monthly,” while the “Effect on Fund Fees and Expenses” section states that for its last fiscal year ended November 30, 2017, each Fund’s effective advisory fee rate was 0.58% of its average weekly gross assets, please clarify the differences with disclosure.

Response: This footnote and the disclosure under “Effect on Fund Fees and Expenses” in the Registration Statement of the Municipal Income Acquiring Trust each will reflect the correct advisory fee rates for each Fund consistently.

General Disclosure Comments from Ms. Larkin on August 17, 2018

14.	In the answer to the third question in the “Questions and Answers” section, please add a sentence about why the merger will take a few weeks after the sentence that reads, “[t]he proposed merger would be expected to be completed within the several weeks following the October 12, 2018 shareholder vote or later if the meeting is adjourned or postponed.”.

Response: The disclosure will be revised to state that the mergers will take place “as soon as practicable” following shareholder approval. The closing will occur once certain necessary administrative, legal and operational steps are complete, including coordinating with various service providers.

15.	In the answer to the fourth question in the “Questions and Answers” section, please add a sentence about tax implications of the transaction for an IMTP holder.

Response: The following disclosure will be added to the “Questions and Answers” section:

The receipt of any cash consideration by Acquired Fund’s IMTP holders in the Reorganization is a taxable exchange, and holders of the IMTP shares will recognize gain or loss based on the difference, if any, between the cash they receive in the Reorganization and their tax basis in their IMTP shares.

16.	In the answer to the fifth question in the “Questions and Answers” section, please add detail about the extent of repositioning of a Fund portfolio and if it is significant.

Response: The following disclosure will be added to the “Questions and Answers” section:

Due to the alignment of the objectives and strategies of the Acquired Fund and Acquiring Fund, Acquiring Fund is expected to retain substantially all of the assets acquired in the Reorganization. As a result, the costs of portfolio repositioning are expected to be minimal.

17.	Please fill in all blanks in the filings.

Response: The Registrants confirm that all blank information will be completed.

Securities and Exchange Commission
September 5, 2018

18.	On the first page of proxy statement in the third bullet, does the merger of the Merger Subsidiary into each Acquiring Fund require a shareholder vote of Merger Subsidiary? Please respond via correspondence.

Response: Each Merger Subsidiary will be a wholly owned subsidiary of the associated Acquiring Fund and each Acquiring Fund will be the sole managing member of its Merger Subsidiary. In each case, consistent with requirements that are to be included in the organizational documents for each Merger Subsidiary, the Acquiring Fund will consent to the merger of the Merger Subsidiary in its capacity as sole shareholder and managing member of the Merger Subsidiary.

19.	Please explain to the reader why the Delaware merger statute applies.

Response: The Merger Subsidiary is a Delaware limited liability company and the Delaware merger statute permits the merger of a foreign entity into a Delaware limited liability company.

20.	Please confirm in correspondence that there are no prospectuses because the Funds have not sold shares and provide when the Funds last sold shares.

Response: Eaton Vance Municipal Income Trust has a currently effective prospectus dated March 27, 2018 relating to a so-called “shelf offering” of its common shares, however, new shares were last issued in 2015 and 2014. Eaton Vance Municipal Bond Fund issued new shares in connection with a merger in 2008. The other Funds do not have currently effective prospectuses because they have not sold additional shares since their initial public offering, excluding reinvestments and share issuances in connection with their initial public offering.

21.	Pursuant to Item 3(b) of Form N-14, please add discussion of tax and other consequences of proposed transaction to the “Summary” section.

Response: Information related to tax and other consequences of the Reorganization will be added to the “Summary” section.

22.	Pursuant to Item 3(c) of Form N-14, please provide summary discussion of principal risk factors.

Response: Because the Registrants consider the information under “Comparison of Funds: Investment Objectives and Policies” to be part of the synopsis described in Item 3(b) of Form N-14, the Registrants believe that the “Risk Factors and Special Considerations” section is consistent with Item 3(c) of Form N-14. Accordingly, the Registrants respectfully decline to make any changes in response to this comment.

23.	In “Continuity of Objectives, Restrictions and Policies” under “Proposal 1,” please add a discussion of what happens in the short-term after the sentence “[t]he use of RIBs to replace IMTP is expected to benefit common shareholders because over the long term the cost of RIB financing is expected to be lower than the costs of IMTP financing at the currently applicable rates.”

Response: The disclosure will be revised to state that: “The use of RIB financing to replace IMTP is expected to benefit common shareholders of a Fund because the cost of RIB financing is expected to be lower than the costs of IMTP financing at the currently applicable rates. The cost of RIB financing will vary over time as market interest rates change and could be higher or lower currently applicable rates.”

24.	Please add discussion of leverage to the “Summary” section.

Response: The requested disclosure will be added.

25.	In light of the following statement, “It is possible that combining the Funds would tend to have a positive effect on premiums or discounts by increasing Combined Fund’s size and secondary trading market volumes,” please explain in correspondence why secondary trading market volumes or fund size might help discounts.

Response: The above referenced sentence will be removed.

Securities and Exchange Commission
September 5, 2018

26.	In “Relative Investment Performance” under “Proposal 1,” please add a cross reference to performance information later in document.

Response: The requested change will be made.

27.	In “Redemption of IMTP” under “Proposal 1,” please explain what a liquidation preference is in plain English.

Response: The following disclosure will be added: “Pursuant to the Acquired Fund’s By-Laws, the liquidation preference with respect to outstanding IMTP is $25,000 per IMTP share plus any accumulated unpaid dividends or other distributions.”

28.	In the last paragraph under “Proposal 1” before “Comparison of the Funds: Investment Objectives and Policies,” please add the 1940 Act definition of a majority.

Response: The requested disclosure will be added.

29.	In the last paragraph under “Proposal 1” before “Comparison of the Funds: Investment Objectives and Policies,” please add language about the fundamental nature of the 80% policy for tax-exempt funds in connection with the names’ rule.

Response: Because the first paragraph of “Comparison of the Funds: Investment Objectives and Policies” includes a statement of each Fund’s 80% policy, Registrants will add a statement immediately thereafter that the foregoing 80% policy may not be changed without shareholder approval.

30.	For the California Acquiring Fund filing, correct typo of “Geographic” in “Sector and Geographic Concentration Risk.”

Response: The requested change will be made.

31.	For the California Acquiring Fund filing, in the section “Summary of Agreement and Plan of Reorganization and Other Features of the Reorganization”, please add the following sentence as the first bulleted item “The Reorganization is scheduled to occur as soon as practicable after it is approved by shareholders of Acquired Fund.”

Response: The requested change will be made.

32.	For the California Acquiring Fund filing, in the “Available Information” section, please update the SEC’s address to 100 F St., NE, Washington, D.C., 20549

Response: The requested change will be made.

33.	For each proxy card, please add a bubble for proposal 2.

Response: The Registration Statements contain only one Proposal with respect to each Acquired Fund. As disclosed in “Other Business”, although the Boards know of no other business to be presented for consideration at the meeting, if other business is properly brought before the meeting, proxies will be voted according to the best judgment of the persons named as proxies.

34.	For the Municipal Bond Acquiring Fund filing, in the introduction to the “Questions and Answers” section, please remove “II” from Massachusetts Municipal Bond Acquiring Fund name.

Response: The requested change will be made.

Securities and Exchange Commission
September 5, 2018

35.	For the Municipal Bond Acquiring Fund filing, in the “Summary” Section, after the statement “[t]he Acquiring Fund does not seek to provide income exempt from either Acquired Fund’s particular state and local taxes and, following the Reorganizations, former shareholders of each Acquired Fund will lose favorable tax treatment in the particular state in which he or she resides. Accordingly, following the Reorganizations, shareholders of the MA Acquired Fund who reside in Massachusetts will lose favorable tax treatment in Massachusetts and shareholders of the MI Acquired Fund who reside in Michigan will lose favorable tax treatment in Michigan,” please clarify if is there anything else to add about the loss of the state tax preference for Acquired Funds.

Response: As noted in the comment, the Registration Statement discloses that former Acquired Fund shareholders will lose favorable tax treatment in the particular state in which they reside following the Reorganization(s). The Registration Statement also contains pro forma information regarding the expected increase in net income and decrease in total expenses for former Acquired Fund shareholders following the Reorganization(s). Registrants therefore believe that the disclosure regarding the loss of favorable state tax treatment is sufficient.

36.	For the Municipal Bond Acquiring Fund filing, in the “Effect on Fund Fees and Expenses” section, Eaton Vance Michigan Municipal Bond Fund outperformed for all periods except the 10 year period, did the board conclude anything related to this outperformance?

Response: As disclosed in the “Proposal 1 – Approve Agreement and Plan of Reorganization” section of the Registration Statement, the Board of Trustees of Eaton Vance Michigan Municipal Bond Fund considered a number of factors, including the continuity of objectives; Fund restrictions and policies; the effect on Fund fees and expenses; the possible reduction or elimination of trading discounts to NAV per share; the Fund’s relative investment performance; redemption of the Acquired Fund’s IMTP; that there would be no expected NAV dilution; the tax-free aspect of the Reorganization; economies of scale and other potential benefits; the terms of the plan and cost allocation; the effect on Eaton Vance; the continuity of management and administration; and Fund income available for distributions. No one factor was controlling and the Board determined that the Reorganization is in the best interest of the Eaton Vance Michigan Municipal Bond Fund.

37.  For the Municipal Bond Acquiring Fund filing, in “Comparison of the Funds: Investment Objectives and Policies”, the following sentence is repeated “When a municipal obligation is split rated (meaning rated in different categories by Moody’s, S&P or Fitch) the Funds will deem the higher rating to apply.” please remove one.

Response: The requested change will be made.

38.  For the Municipal Bond Acquiring Fund filing, in “Termination of the Plan” under “Summary of Agreement and Plan of Reorganization and Other Features of the Reorganization”, please revise the first sentence to read “Acquired Fund and Acquiring Fund may terminate the Plan by mutual consent (even if shareholders of Acquired Fund have already approved it) at any time before the closing date of the Reorganization, if the Boards believe that proceeding with the Reorganization would no longer be advisable”.

Response: The requested change will be made.

39.	For the Municipal Income Acquiring Trust filing, in the “Summary” Section, please add discussion regarding loss of state tax preference for Michigan Municipal Income Acquiring Trust shareholders of Acquired Fund (see previous comment).

Response: The requested change has been made.

Securities and Exchange Commission
September 5, 2018

40.	For the Municipal Income Acquiring Trust filing, in “Comparison of the Funds: Investment Objectives and Policies”, please update the “Primary Investments“ item so that each Fund has its own description.

Response: The “Primary Investments” section notes that although each Fund invests in municipal obligations exempt from federal income tax, Acquired Fund seeks to invest in municipal obligations the interest on which is exempt from Michigan state taxes.

41.	For the Municipal Income Acquiring Trust filing, in “Required Vote and Other Information about the Meeting”, please fix typo for number of shares outstanding for Acquired Fund.

Response: The requested change will be made.

Please contact the undersigned at (617) 672-8520 if you have any questions concerning the foregoing.

Very truly yours,

/s/ Timothy P. Walsh

Timothy P. Walsh, Esq.

Vice President